Notice to ASX 2023 Half Year Results Presentation 26 July 2023 The Rio Tinto 2023 half year results presentation will be given at 9.30am (BST) / 6.30pm (AEST) today by Rio Tinto Chief Executive Jakob Stausholm, and Chief Financial Officer Peter Cunningham. The presentation slides are attached and also available at https://www.riotinto.com/en/invest/financial-news- performance/results. The live webcast will be available at https://www.riotinto.com/en/invest/financial-news-performance/results. Exhibit 99.11

Notice to ASX 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

2023 Half Year Results 26 July 2023 Oyu Tolgoi, Mongolia

Cautionary and supporting statements ©2023, Rio Tinto, All Rights Reserved 2 This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Production Targets The 500kpta copper and 350kozpa gold target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 referenced in slides 14 and 21 is underpinned 13% by Proved Ore Reserves and 87% by Probable Ore Reserves. This production target has been scheduled from mine designs based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20), which are not materially different to current mine designs, by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition (the JORC code). The production profiles for the Oyu Tolgoi underground and open pit mines shown in slide 43 are underpinned 41% by Proved Ore Reserves and 59% by Probable Ore Reserves for 2023 to 2027, and 10% by Proved Ore Reserves and 90% by Probable Ore Reserves for 2028 to 2036. The life of mine production profile shown in slide 43 is underpinned 22% by Proved Ore Reserves and 78% by Probable Ore Reserves for 2023 to 2051. The financial forecasts shown in slide 44 are based on production targets which are underpinned 43% by Proved Ore Reserves and 57% by Probable Ore Reserves for 2023 to 2025, 26% by Proved Ore Reserves and 74% by Probable Ore Reserves for 2026 to 2029, and 9% by Proved Ore Reserves and 91% by Probable Ore Reserves for 2030 to 2033. These production targets are stated as recovered metal and have been scheduled from current mine designs for the Oyu Tolgoi underground and open pit mines by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition (The JORC code). Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward- looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s interim results press release, and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Jakob Stausholm Chief Executive Oyu Tolgoi, Mongolia 3

©2023, Rio Tinto, All Rights Reserved 1Based on long-term consensus pricing 4 Strong financials and consistent progress Underlying ROCE 20% Dividends 177 US cps Equal to $2.9 bn Underlying EBITDA $11.7 bn Underlying EBITDA margin at 42% Free cash flow $3.8 bn Production (CuEq)1 ↑ 5% 2,317kt in H1 2023 Underlying earnings $5.7 bn

©2023, Rio Tinto, All Rights Reserved 5 Improving asset health Building a thriving culture Safety remains our top priority Strengthening our social licence …while shaping our portfolio for the future Oyu Tolgoi underground Simandou La Granja BlueSmeltingTM AP60 Western Range Kennecott underground Investing in the health of our business… Matalco joint venture

Peter Cunningham Chief Financial Officer ©2023, Rio Tinto, All Rights Reserved 6 Beijing, China

©2023, Rio Tinto, All Rights Reserved 7 Robust results $bn, except where stated H1 2023 H1 2022 Comparison Production (CuEq kt)1 2,317 2,200 +5% Consolidated sales revenue 26.7 29.8 -10% Underlying EBITDA 11.7 15.6 -25% Underlying earnings2 5.7 8.7 -34% Net earnings2 5.1 8.9 -43% Underlying ROCE2 20% 34% -12 pp Cash flow from operations 7.0 10.5 -33% Capital expenditure 3.0 3.1 -3% Free cash flow 3.8 7.1 -47% Total dividend declared 2.9 4.3 -34% Total dividend per share ($) 1.77 2.67 -34% Net debt 4.4 4.2* +5% Iron Ore Company of Canada 1Based on long-term consensus pricing | 2Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12, refer to page 41 of 2023 Interim Results Release for further detail. Reported numbers in 2022 were $8.6bn Underlying earnings, $8.9bn net earnings and 34% Underlying ROCE *As at 31 December 2022

©2023, Rio Tinto, All Rights Reserved 8 Commodity prices recovering from low point in H2 but still down materially year on year Iron Ore1 index (-14% vs H1 ‘22 ) Aluminium3 LME (-24% vs H1 ‘22)Copper2 LME (-10% vs H1 ‘22) Realised pricing H1 ‘22 H2 ’22 H1 ‘23 Delta (vs H1 ‘22) Iron ore ($/dmt) 121 94 107 -11% Copper (c/lb) 447 362 396 -11% Realised pricing H1 ‘22 H2 ’22 H1 ‘23 Delta (vs H1 ‘22) Aluminium ($/t)4 3,808 2,870 2,866 -25% Aluminium raw materials $/t index price Coal tar pitch 1,103 1,476 1,399 +27% Petroleum coke 695 719 636 -8% 0 150 300 450 600 750 900 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Jan-20 Jan-21 Jan-22 Jan-23 LME Aluminium ($/t) HY Average MWP (RHS) 200 250 300 350 400 450 500 Jan-20 Jan-21 Jan-22 Jan-23 Price (c/lb) HY Average 1Monthly average of Platts CFR index for 62% iron fines converted to FOB basis | 2Average LME price | 3Average LME price. MWP = US Midwest premium | 4LME plus all-in premiums (product and market) | YoY = change in average price during first half compared to previous half year. Source: Rio Tinto Market Analysis, LME, S&P Global, CRU NA 0 50 100 150 200 250 Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Iron ore (US$/dmt) HY Average

©2023, Rio Tinto, All Rights Reserved 9 Our major commodities: trading below their real-term 2010 average • Commodity prices falling for over a year as commodity intensive GDP growth and supply bottlenecks fade • Currently trading below long-term levels in real terms • Spot prices mostly trading above the lows of the second half of 2022, with falling input costs impacting aluminium 40 50 60 70 80 90 100 110 120 130 140 150 160 170 180 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 In d e x , 1 0 0 = A v e ra g e p ri c e s in c e 2 0 1 0 Aluminium LME (RHS) Copper LME (c/lb) Iron ore 62% Fe (Platts CFR China) Global economic recovery Period of oversupply after investment boom Brumadinho tragedy affects iron ore COVID-19 stimulus fuels demand, supply chain restrictions hamper supply Weaker demand and falling costs Commodity prices (real $2023, 12 months moving average)1 Latest month price2 1Based on monthly average nominal prices, converted to real 2023 levels from January 2010 and provided as a 12 month moving average | 2Based on average monthly price to 24 July 2023 Average since 2010

©2023, Rio Tinto, All Rights Reserved 10 Underlying EBITDA $bn External $3.2bn Controllables $0.7bn 1Iron ore includes Pilbara, portside trading and IOC | 2Aluminium includes alumina and bauxite Note: Financial figures are rounded to the nearest million, hence small differences may result in the totals 15.6 12.4 11.7 H1 2022 Underlying EBITDA (3.3) Prices 0.4 Exchange rates (0.3) Inflation & Market driven Subtotal 0.4 Sales volumes & mix (0.4) Cash unit cost increases (0.4) Temporary operational factors (0.3) Exploration & Evaluation H1 2023 Underlying EBITDA Iron ore1 -1.6 Aluminium2 -1.4 Copper -0.2 Other -0.1 Energy - Diesel - Other energy 0 +0.1 -0.1 General inflation -0.4 Inflation on closure & remediation provisions +0.2 Aluminium raw materials -0.1 Pricing remains the biggest driver – rate of cost inflation slowing but still a headwind - Kennecott smelter shut and conveyor breakdown - IOC forest fires Simandou & Battery Minerals

©2023, Rio Tinto, All Rights Reserved 11 Cash conversion impacted by working capital movements 1EAU = Equity Accounted Unit | 2Cash conversion is Net cash generated from operating activities divided by underlying EBITDA $bn, except where stated H1 2023 H1 2022 Comparison Underlying EBITDA 11.7 15.6 -25% Tax paid (2.4) (3.8) -37% Working capital outflow (0.9) (0.4) +125% EAUs1 (EBITDA net of dividends) (0.8) (0.4) +100% Other (0.6) (0.5) +20% Net cash generated from operating activities 7.0 10.4 -33% Capital expenditure (net) (3.0) (3.1) -3% Lease principal payments (0.2) (0.2) -% Free Cash Flow 3.8 7.1 -46% Cash conversion2 60% 67% -7 pp Working capital outflow of $0.9bn in H1 2023 reflected: • Build in blasted and mine stocks in the Pilbara to support system health • Seasonally higher spares and stores • Lower payables due to timing of spend and normal volatility in amounts due to JV partners and employees Lower dividends from Escondida

Pilbara Iron Ore, Canadian smelters and Oyu Tolgoi driving our momentum

$bn, except where stated	Iron Ore Sustained operational improvement	vs H1 22	Aluminium Kitimat ramping up	vs H1 22	Copper Unlocking growth	vs H1 22	Minerals Challenging market conditions	vs H1 22
Production	160.5mt[1]	+7%	1.6mt[2]	+9%	0.3mt[3]	-1%	0.6mt[4]	+4%
Underlying EBITDA	9.8	-6%	1.1	-60%	1.1	-29%	0.7	-45%
EBITDA margin[5,6]	69%	-1 pp	21%	-20 pp	43%	-11 pp	30%	-10 pp
Capex	1.1	-26%	0.6	-4%	0.9	+26%	0.3	+13%
Free cash flow	5.6	-20%	0.2	-89%	(0.5)	-45%	(0.2)	-165%
ROCE[6]	63%	-9 pp	4%	-16 pp	4%	-6 pp	13%	-8 pp
Performance	• Five quarters of improved operational performance • Gudai-Darri at full capacity • Shipments guidance now at upper half of range • With rising second half volumes, SP10 expected to be a larger proportion of shipments (10% in first half) • Construction of Western Range in line with schedule		• Metal volumes +9% versus first half 2022 as Kitimat ramps up to full capacity by year end • Price declines drive margins down, lower raw material costs to flow through in second half • Upgrading quality of highly competitive Canadian smelters with AP60 expansion, Alma VAP, Arvida recycling capacity and formation of Matalco recycling joint venture		• Margins remain robust despite 10% decline in LME copper • Achieved sustainable production from Oyu Tolgoi underground • Investing in Kennecott's future with smelter rebuild and underground • Geotechnical challenges and unplanned concentrator maintenance at Escondida		• IOC: forest fires impact production, lower prices • Weaker market conditions for Iron & Titanium and Boron businesses • Higher spending on Rincon 3000 starter plant with valuable insights gained and carried over to design and engineering of full-scale project	

RioTinto

©2023, Rio Tinto, All Rights Reserved

[1]Pilbara production on a 100% basis | [2]Rio Tinto share | [3]Mined copper on a consolidated basis | [4]TiO_2 production, Rio Tinto share | [5]Pilbara underlying free on board (FOB) EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue. Aluminium is defined as integrated operations EBITDA margin | [6]Copper and Minerals defined as product group operations

12

©2023, Rio Tinto, All Rights Reserved 13 Continued momentum in our Pilbara Iron Ore business Mine production ranges by quarter1 (2019 to 2022, Mtpa) 1Minimum and maximum range is based on annualised quarterly figures for the period 2019-2022 2100% basis 260 280 300 320 340 360 Q1 Q2 Q3 Q4 2022 2022 2022 2022 2023 11% 2023 3% • 2023 shipments guidance at upper half of 320 to 335Mt range • Ongoing operational improvements, and uplift from the Safe Production System • SP10 was 10% of total shipments2 in H1: expected to be a higher share in H2 • H1 unit costs $21.2 per tonne, down 6% YoY • Management of environmental footprint, cultural heritage and engagement with Traditional Owners integral to the way we work • Progressing approvals for next tranche of replacement mines, with Rhodes Ridge order of magnitude study expected in 2023 • Continued focus on asset reliability and pit health

©2023, Rio Tinto, All Rights Reserved 14 Oyu Tolgoi expected to yield significant free cash flow in 2nd half of decade 1Source: Wood Mackenzie Ltd. Dataset 2023 Q1, Rio Tinto | 2Oyu Tolgoi cost quartile position on 2023 Copper Equivalent Cost Curve | 3See supporting references for the 500kpta copper target on slide 2 | 4Source: Wood Mackenzie Ltd. Dataset Dec 2022, based on production from committed projects -100 0 100 200 300 400 500 600 0 10,000 20,000 30,000 40,000 Cumulative Production (Mlb Cu) Oyu Tolgoi 20232 2030 Copper Equivalent Cost Curve1 Copper equivalent unit cost including sustaining capex (c/lb) Oyu Tolgoi 2030 • Oyu Tolgoi’s operating assets of $14.3 billion represented ~25% of the Group total at 30 June 2023 • Sustainable underground production achieved in March 2023 • More than 80% of growth capital already spent • Expected to ramp up to 500kt per annum average copper production from 2028-363 • Set to become the world’s 4 th largest copper mine by 20304

©2023, Rio Tinto, All Rights Reserved 15 We will continue to invest consistently through the cycle Essential capex Integrity, Replacement, Decarbonisation 01 Interim ordinary dividends 40-60% of underlying earnings on average through the cycle1 02 Iterative cycle of…03 0.8 2.0 2.2 2.5 2.5 6.1 4.3 2.9 4.2 5.3 6.8 6.2 6.0 2019A 2020A 2021A 2022A 2023F Pilbara replacement Sustaining Other replacement Decarbonisation H1 22H1 16 H1 19H1 17 H1 18 H1 21H1 20 Declared basis 1.8 1.4 1.3 5.1 2.5 2019 2020 2021 2022 2023F Compelling growth2 H1 23 H1 Actuals 1Shareholder returns on a declared basis, excluding divestment proceeds returned to shareholders | 2Includes acquisitions of Turquoise Hill Resources and Rincon Lithium, growth capex, and Exploration and Evaluation spend on a Rio Tinto share basis

©2023, Rio Tinto, All Rights Reserved. 12012 – 2017 period | 2On a Rio Tinto share basis 16 Disciplined investing for asset health, growth and decarbonisation Growth capex2 (US$bn) Shaping our portfolio for the future 2018-2020 2021-2023 2024-2025 Decarbonisation Replacement Sustaining 4.5 6.3 2022 2023 2024 2025 0.6 1.5 3.0<$7bn <$3bn Essential capex (US$bn, annual average) Investing in the health of our existing business Sustaining capex historical average1 ~$3bn Simandou Other OT Kennecott UG

0 10 20 30 40 50 60 70 80 90 100 2016 2017 2018 2019 2020 2021 2022 2023 2016 -2022 Full Year Ordinary dividend Full Year Additional return Interim Ordinary dividend ©2023, Rio Tinto, All Rights Reserved 17 Attractive dividends remain paramount • $2.9bn of dividends declared for H1 • 50% payout, in line with our policy and with the intention that the balance between interim and final dividend be weighted to the final • Consistent seven-year track record of shareholder returns • 50% average payout on interim ordinary dividend over the past eight years Shareholder returns1 of 40-60% of underlying earnings on average through the cycle Payout ratio (%) 1On a declared basis, excluding divestment proceeds returned to shareholders

Oyu Tolgoi, Mongolia 18 Jakob Stausholm Chief Executive

©2023, Rio Tinto, All Rights Reserved 19 Gathering momentum with a clear pathway Finding better ways to provide the materials the world needs Care Courage Curiosity Excel in development Best operator Impeccable ESG

©2023, Rio Tinto, All Rights Reserved 1eSAT (employee satisfaction) is a measure of how happy employees are to work at Rio Tinto (average score) 20 Executing our strategy • Pilbara 7% production uplift YoY • Much to do elsewhere to achieve operating excellence • Safe Production System deployment on schedule • Building a values-based performance culture with care, courage and curiosity as the foundations • Improving our employee engagement in particular at sites where SPS is deployed 72 71 71 73 74 Average prior 2 years Oct 21 Apr 22 Sep 22 Apr 23 Our eSAT score1

@2023, Rio Tinto, All Rights Reserved 21 Our four objectives in action Oyu Tolgoi – a world leading copper business AIFR = 0.201 One of the safest operations in Rio Tinto and the mining industry Entering an exciting phase as the underground ramps up Best in class water consumption rates with continuous improvement 1May 2023 year to date | 2See supporting references for the 500kpta copper target on slide 2 Partnering for prosperity Ramp-up on track to deliver 500kt per annum from 2028 – 20362 Strong pipeline of options to sustain and grow

©2023, Rio Tinto, All Rights Reserved 22 Finding better ways to provide the materials the world needs Growing our North American aluminium business AP60 aluminium smelter1 investing $1.1bn Casthouse expansions Arvida, Alma Matalco joint venture Launching into recycled aluminium supply 1 AP60 technology generates approximately 1.6 tonnes of CO2e per tonne of aluminium produced, compared to approximately 3.2 tonnes of CO2e per tonne of aluminium for the Arvida smelter’s current technology, and over 12 tonnes of CO2e per tonne of aluminium for the industry average

©2023, Rio Tinto, All Rights Reserved 23 Global decarbonisation portfolio accelerating – near-term delivery remains a challenge BlueSmeltingTM at RTIT Boron biofuel • Ilmenite reduction technology • 95% less GHG emissions potential from BlueSmeltingTM • First production delivered in July 2023 from demonstration plant • First open pit mine to convert to renewable diesel • 45,000 tonnes CO2 equivalent per year reduction • 9,600 cars comparable reduction MoU with China Baowu • Working together to help decarbonise the steel value chain • Research, build and demonstrate pilot- scale electric melter • Study options for low-carbon iron in Western Australia

2.2 3.3 6.6 10.5 14.8 19.8 24.9 2% 4% 8% 13% 17% 21% 26% ©2023, Rio Tinto, All Rights Reserved 24 Decarbonisation to drive demand for metals 0 2 4 6 8 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Solar energy contribution to aluminium demand (%) Source: Rio Tinto Market Analysis, CRU, CPIA, BNEF Global EV sales 2019 2020 2021 2022 2023 2024 2025 +58% +41% Actual (million units) Forecast (million units) China World Penetration (%) +25% +34%

Partnering for shared success Continuing our culture journey Growing value and future dividend potential ©2023, Rio Tinto, All Rights Reserved 25

Appendices 2023 interim results 27

Markets ©2023, Rio Tinto, All Rights Reserved 28

©2023, Rio Tinto, All Rights Reserved 29 Strong Chinese iron ore imports absorbing supply gains Iron Ore1 (-15% YoY) Seaborne Iron Ore supply run rate (Mt annualised2) $/dmt 1Monthly average Platts (CFR) index for 62% iron fines | 2Total seaborne suppliers annualised, reported at 100% | YoY = change in average price during first half compared to previous year Sources: Rio Tinto Market Analysis, NBS, Kpler, S&P Global China’s crude steel production (Mt annualised) • Although China’s steel demand recovery encountered headwinds, crude steel production increased by 3% YoY during H1 • Disruptions to scrap processing and availability, compounded by electricity shortages, helped lift China’s pig iron production by 5% YoY during H1 • This absorbed the 6% YoY increase in China’s H1 iron ore imports, while domestic iron ore supply continues to experience significant safety and environmental challenges • Meanwhile, Chinese steel exports trended up sharply towards 100 million tonne annualised run-rates, last observed in 2016 • Seaborne iron ore supply performed strongly during the first half of the year, with June shipments from Australia and Brazil estimated at or close to all-time highs • Total iron ore exports rose 5% YoY in H1, comprising a 2.5% increase from the major producers, >75% YoY rise of India’s shipments, and 10% YoY gains from Canada 0 50 100 150 200 250 Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Iron ore (US$/dmt) HY Average 1100 1200 1300 1400 1500 1600 1700 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5 Yr range 5 Yr avg 2022 2023 800 900 1000 1100 1200 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5 Yr range 5 Yr avg 2022 2023

©2023, Rio Tinto, All Rights Reserved 30 Price support for our commodities compared to H2 1Average LME price. MWP = US Midwest premium | 2Average LME price | YoY = change in average price during first half compared to previous year Sources: Rio Tinto Market Analysis, CME, LME, Mysteel, S&P Global, TZMI Aluminium1 (-24% YoY) Copper2 (-10% YoY) TiO2 (chloride slag) (+12% YoY) • Global aluminium demand has been resilient in H1, YTD +2% YoY, with growth in automotive and solar markets offsetting weaker demand from the construction sector • Aluminium production has been stable, as smelting capacity has remained offline in Europe and idle capacity in China has only restarted gradually, resulting in 1% YTD global growth • Global reported inventories are flat YTD and reported stocks in China have remained low. China imported 0.4Mt of primary aluminium in Jan-May 2023, averting a decline in inventories to unsustainably low levels • Price rebound from H2 2022, although still lower than last year as global macro uncertainty dampens sentiment • China demand growth positive despite downturn in construction, driven by electric vehicles and renewable sectors. Demand in US and EU was resilient in Q1 but has softened thereafter • Mine supply disruptions in Q1 limited material availability; Chile’s production YTD remains weak, partially offset by higher production from Peru • Inventories have fallen sharply after China’s seasonal build-up in Q1 (down 50% YoY in June) • TiO2 feedstock prices relatively stable through H1 despite deteriorating market conditions further downstream • Demand for TiO2 products has continued to be impacted by weakening macro environment over the first half with construction indicators down across major TiO2 consuming regions • Sales volume declines for pigment producers and paint manufacturers in North America and Europe reported in Q1 0 150 300 450 600 750 900 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 LME Aluminium ($/t) HY Average MWP (RHS) 200 250 300 350 400 450 500 Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Price (c/lb) HY Average 700 800 900 1,000 1,100 Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 CP Slag ($/t) HY average

Other financials ©2023, Rio Tinto, All Rights Reserved 31

Disciplined approach is unchanged, we intend to maintain it throughout the cycle Balance sheet strength is an asset. Offers resilience and creates optionality Principles-based approach to anchor balance sheet around a single A credit rating Moody’s: A2 (stable), S&P: A (stable) No net debt target Our financial strength allows us to simultaneously: Reinvest for growth (up to $10bn per year in total capex in 2024 and 2025 depending on opportunities) Accelerate our own decarbonisation Continue to pay attractive dividends in line with our policy (consistent seven-year track record) ©2023, Rio Tinto, All Rights Reserved 32 Balance sheet remains strong $bn 2023 2022 2021 Net cash generated from operating activities 7.0 16.1 25.3 Capital expenditure 3.0 6.8 7.4 Dividends paid 3.7 11.7 15.4 Net (debt)/cash (4.4) (4.2) 1.6 Cash and liquid resources 10.4 8.8 15.2 Revolving credit facility (5 year maturity) 7.5 7.5 7.5 Net debt (cash)/Underlying EBITDA 0.19x 0.16x -0.04x Gearing 8% 7% -3% Weighted average debt maturity 12 yrs 11 yrs 11 yrs

15,597 (3,295) H1 2022 underlying EBITDA Price ©2023, Rio Tinto, All Rights Reserved 33 Prices recovering from low point in H2 but still down materially year on year (1,603) (1,355) (206) 43 (174) Iron ore Aluminium Copper Industrial Minerals Other, net Underlying EBITDA H1 2023 vs H1 2022 $m 1Iron ore includes Pilbara, portside trading and IOC | 2Aluminium includes alumina and bauxite 1 2

©2023, Rio Tinto, All Rights Reserved 34 Higher sales volumes1 with Gudai-Darri and Oyu Tolgoi underground coming online 15,597 12,552 418 377 (3,295) (168) H1 2022 underlying EBITDA Price Exchange rates Inflation & Market driven Flexed H1 2022 underlying EBITDA Volumes & Mix Underlying EBITDA H1 2023 vs H1 2022 $m 589 (90) (48) (44) (13) 138 (155) Iron Ore Aluminium Iron & Titanium Gold Molybdenum Copper Other 1On a copper equivalent basis | 2Iron ore includes Pilbara, portside trading and IOC | 3Aluminium includes alumina and bauxite | 4Excludes impact of prices for Aluminium raw materials of $0.1bn, which is reflected in operating cash unit cost 2 3 4

Simplified earnings by Business Unit for H1 2023

	Primary Metal Atlantic	Pacific Aluminium	Copper	Pilbara
Sales volume	1,172kt	501kt	314kt[6]	139.8Mt[9]
Average benchmark price	$2,329/t	$2,329/t	396c/lb[7]	$109.8/dmt[10]
Premiums, provisional pricing, by-product sales, product mix, other	$654/t[2]	$263/t[2]	50c/lb	$(2.6)/dmt
Revenue per unit	$2,983/t[3]	$2,592/t[3]	446c/lb	$107.2/dmt
Unit cost	$1,756/t[1,4]	$2,177/t[1,4]	244c/lb[1,8]	$21.2/t
Other costs per unit	$562/t[5]	$194/t[5]	11c/lb[5]	$17.7/t[11]
Margin per unit	$665/t	$221/t	191c/lb	$68.2/t
Total EBITDA ($m)	779	111	1,323	9,541

[1]Calculated using production volumes | [2]Includes Midwest premium duty paid, which was 56% of our volumes in first half 2023 and value added premiums which were 47% of the primary metal we sold | [3]Segmental revenue per Financial Information by Business Unit includes other revenue not included in the realised price | [4]Includes costs before casting | [5]Includes net inventory movements to derive margin per unit on a sales basis | [6]Copper consolidated share, Kennecott and Oyu Tolgoi at 100%, Escondida at 30% | [7]Average LME | [8]C1 copper unit costs on a gross basis (excluding by-product credits) | [9]Consolidated basis | [10]Platts (FOB) index for 62% iron fines | [11]Includes freight and royalties

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©2023, Rio Tinto, All Rights Reserved 36 Iron Ore Financial metrics ($bn) H1 2023 H1 2022 comparison 2023 guidance Segmental revenue 15.6 -6% EBITDA 9.8 -6% Margin (FOB)3 69% -1pp Operating cash flow 6.8 -20% Capex 1.1 -26% Sustaining ~$1.54 Free cash flow 5.6 -20% Underlying ROCE 63% -9pp Average realised price1,3 ($/t) 107.2 -11% Unit cost2,3 ($/t) 21.2 -3% 21.0-22.5 Shipments3 (Mt, 100% basis) 2023 guidance H1 2023 2022 2021 2020 2019 2018 Pilbara Blend 105.5 203.9 202.9 232.7 228.1 245.4 Robe Valley 13.1 25.5 25.2 30.3 27.4 32 Yandicoogina 26.2 56.9 56.9 57.7 57.1 57.4 SP10 16.8 35.4 36.6 9.9 14.8 3.4 Total 320-335 161.7 321.6 321.6 330.6 327.4 338.2 1Dry metric tonne, FOB basis | 2Unit costs are based on operating costs included in EBITDA and exclude royalties (State and third party), freight, depreciation, tax and interest. Unit costs are stated at an Australian dollar exchange rate of 0.68 for 2023 half year actuals and 0.70 for 2023 guidance | 3Pilbara only. All other figures reflect Pilbara operations, portside trading and Dampier Salt | 4Subject to ongoing inflationary pressure

10,395 9,207 9,792 174 575 80 (1,248) (1) (113) (70) H1 2022 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2022 underlying EBITDA Volumes and Mix Cash costs Other¹ H1 2023 underlying EBITDA ©2023, Rio Tinto, All Rights Reserved 37 Iron Ore Sustained improvement in operational performance Underlying EBITDA H1 2023 vs H1 2022 $m 1Other includes Non-cash costs and Exploration & Evaluation expense

©2023, Rio Tinto, All Rights Reserved 38 Aluminium Financial metrics ($bn) H1 2023 H1 2022 comparison 2023 guidance Segmental revenue 6.3 -20% EBITDA 1.1 -60% Margin (integrated operations) 21% -20pp Operating cash flow 0.8 -63% Capex (excl. EAUs) 0.6 -4% Free cash flow 0.2 -89% Underlying ROCE 4% -16pp Aluminium realised price1 2,866 -25% Average alumina price2 349 -12% Production (Mt, Rio Tinto share) 2023 guidance H1 2023 2022 2021 2020 2019 2018 Bauxite 54-57* 25.6 54.6 54.3 56.1 55.1 50.4 Alumina 7.4-7.7 3.7 7.5 7.9 8.0 7.7 8.0 Aluminium 3.1-3.3 1.6 3.0 3.2 3.2 3.2 3.2 1LME plus all-in premiums (product and market) | 2Platts Alumina PAX FOB Australia * In the lower end of the range

2,866 1,537 1,140 101 16 76(1,341) (105) (91) (290) (92) H1 2022 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2022 underlying EBITDA Volumes & Mix Cash costs One-offs H1 2023 underlying EBITDA ©2023, Rio Tinto, All Rights Reserved 39 Aluminium Price declines drive margins down; lower raw material costs to flow through in H2 Underlying EBITDA H1 2023 vs H1 2022 $m 1Other includes Non-cash costs and Exploration & Evaluation expense Other1

Composition of alumina and aluminium production costs Production cash costs (alumina refining) Input Costs H1 2021 Index price H2 2021 Index price H1 2022 Index Price H2 2022 Index price H1 2023 Index Price Inventory Flow 4 FY23 Annual Cost Sensitivity Caustic Soda 1 274 $/t 535 $/t 675 $/t 595 $/t 432 $/t 3 – 4 months $10m per $10/t Natural Gas 2 2.85 $/t 4.59 $/t 6.02 $/t 7.01 $/t 2.61 $/t 0 - 1 month $4m per $0.10/GJ Fuel Oil 3 64.6 $/bbl 76.3 $/bbl 105.9 $/bbl 93.8 $/bbl 79.2 $/bbl N/A $2m per $10/barrel Input Costs H1 2021 Index price H2 2021 Index price H1 2022 Index Price H2 2022 Index price H1 2023 Index Price Inventory Flow 4 FY23 Annual Cost Sensitivity Alumina 5 288 $/t 369 $/t 395 $/t 328 $/t 349 $/t 1 -2 months $64m per $10/t Petroleum Coke 6 373 $/t 491 $/t 695 $/t 719 $/t 636 $/t 2 -3 months $11m per $10/t Coal Tar Pitch 7 748 $/t 818 $/t 1103 $/t 1476 $/t 1399 $/t 1 - 2 months $2m per $10/t 34% 34% 34% 32% 33% 32% 32% 39% 41% 37% 31% 32% 30% 31% 14% 12% 15% 23% 22% 24% 24% 13% 13% 14% 14% 13% 14% 13% FY 2021 H1 2021 H2 2021 FY 2022 H1 2022 H2 2022 H1 2023 Energy Caustic Bauxite Conversion 5. LME Australia 6. US Gulf (FOB) 7. North AM (FOB) 1. NE Asia FOB 2. Henry Hub 3. Brent 4. Based on quarterly standard costing (moving average)

Copper

Financial metrics ($bn)	H1 2023	H1 2022 comparison	2023 guidance
Segmental revenue	3.5	-2%	
EBITDA	1.1	-29%	
Margin (integrated operations)	43%	-11pp	
Operating cash flow	0.4	-63%	
Capex (excl. EAUs)	0.9	+26%	
Free cash flow	(0.5)	-45%	
Underlying ROCE[1]	4%	-6pp	
Copper realised price[2]	396	-11%	
Unit cost[3]	184c/lb	+24%	180-200

Production (Mt, Rio Tinto share)	2023 guidance	H1 2023	2022	2021	2020	2019	2018
Mined copper[4]	590 to 640	290	521	494	528	577	608
Refined copper	160 to 190	95	209	202	155	260	275

[1]Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed | [2]Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which negatively impacted revenues in H1 2023 by $4m (2022 first half negative impact of $30m) | [3]Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage | [4]2023 mined copper guidance includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida. This followed Rio Tinto's acquisition of Turquoise Hill Resources which completed on 16 December 2022. Oyu Tolgoi production prior to 2023 reported on a 33.52% Rio Tinto share basis

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©2023, Rio Tinto, All Rights Reserved 42 Copper Margins remain robust despite 10% decline in LME price Underlying EBITDA H1 2023 vs H1 2022 $m 1,534 1,287 1,082 78 10(163) (4) (33) (47) (293) H1 2022 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2022 underlying EBITDA Volumes & Mix Cash costs Other¹ H1 2023 underlying EBITDA 1Other includes Non-cash costs and Exploration & Evaluation expense 1

@2023, Rio Tinto, All Rights Reserved 43 Oyu Tolgoi: Set to triple copper production Construction of infrastructure to support ramp up to full production on track Gold remains a valuable by-product Producing high quality concentrate attractive to Chinese smelters Metrics1,2 Unit 2022 Act 2023 - 2027 2028 - 2036 LOM3 Ore processed Mt 39 40 42 40 Head grade (Cu) % 0.42 0.97 1.28 0.82 Recovery (Cu) % 80 87 90 84 Concentrate volume dmt 616 1,078 1,608 1,010 Concentrate grade (Cu) % 21 31 30 27 Copper production Kt 130 ~340 ~500 ~290 Gold production Koz 184 ~360 ~330 ~260 1Based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20) | 2See supporting references for the production targets underpinning these financial forecasts on slide 2 | 3LOM = life of mine (2022 – 2051)

@2023, Rio Tinto, All Rights Reserved 44 Oyu Tolgoi: Expect to turn free cash flow positive after significant investment Annualised basis forecast1, real terms, US$bn 2023 – 2025 (3 years) 2026 – 2029 (4 years) 2030 – 2033 (4 years) 0.5 – 0.7 - - 0.5 – 0.6 0.3 – 0.4 0.2 – 0.3 1.5 – 2.9 3.8 – 4.6 4.2 – 5.1 Financials2: 0.9 – 1.1 1.0 – 1.2 1.0 – 1.2 Gross Revenue Development Capex3 Sustaining Capex3 Opex4 1Based on long term consensus copper prices of ~US$3.70/lb and gold prices of ~US$1,500/oz | 2See supporting references for the production targets underpinning these financial forecasts on slide 2 | 3Development capital relates to the remaining Hugo North Lift 1 scope. Drilling and studies are ongoing for Hugo North Lift 2 | 4Opex relates to operating costs, excluding royalties, corporate tax and depreciation

Oyu Tolgoi: Funding profile

Project finance[1]	Shareholder funds[2]	Equity
$3.9b	$7.7b	$4.2b

Participants	Facility
European Bank for Reconstruction and Development	A-loan
IFC International Finance Corporation	A-loan
EDC	Export Credit Agency
	Export Credit Agency
EFIC Export Finance & Insurance Corporation	Export Credit Agency
Commercial banks	B-loan (70%)
	MIGA-insured (30%)
	Total Commercial Loans (100%)
Total	

Funding Requirement

$1.6-1.7b

(Jun 2023 - Dec 2024)

$1.6-1.7 billion to be secured by Rio Tinto Sponsored Senior Loan Agreement with terms and conditions that mirror the existing project finance facility

Expect to be cashflow positive from 2025 onwards to fund the remaining scope of the underground construction

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[1]Excludes interest | [2]Principals for Grid Loan 2 ($5.4 billion), Grid Loan 3 ($0.7 billion) and Prepayment ($1.6 billion); excludes interest

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1Diavik only. On 17 November 2021, Rio Tinto’s interest in Diavik increased from 60% to 100%. Production and financials reflect this from 1 November 2021 | 2Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed©2023, Rio Tinto, All Rights Reserved 46 Minerals Financial metrics ($bn) H1 2023 H1 2022 comparison Segmental revenue 2.9 -15% EBITDA 0.7 -45% Margin (product group operations) 30% -10 pp Operating cash flow 0.09 -86% Capex 0.3 +13% Free cash flow 0.2 -165% Underlying ROCE2 13% -8 pp Production (Rio Tinto share) 2023 guidance H1 2023 2022 2021 2020 2019 2018 IOC (Mt) 10.0-11.0 4.7 10.3 9.7 10.4 10.5 9.0 Borates – B2O3 content (kt) ~0.5Mt 257 532 488 480 520 512 Titanium dioxide slag (kt) 1.1-1.4Mt* 589 1,200 1,014 1,120 1,206 1,116 Diamonds1 (kt) 3.0-3.8Mt 1,924 4,651 3,847 3,731 4,031 4,358 * In the lower end of the range

©2023, Rio Tinto, All Rights Reserved 47 Minerals Challenging market conditions; forest fires at IOC impact production Underlying EBITDA H1 2023 vs H1 2022 $m 1,259 1,094 689 74 (197) (21) (21) (100) (221) (84) H1 2022 underlying EBITDA Price Exchange rates Energy Inflation Flexed H1 2022 underlying EBITDA Volumes and Mix Cash costs Other¹ H1 2023 underlying EBITDA 1Other includes Non-cash costs and Exploration & Evaluation expense

Cash flow reconciliation

H1 2023 Cash Flow (US$m)	Statutory cash flow	Reconciling items	Underlying cash flow
Profit after tax for the year/Underlying EBITDA	4,947		11,728
Adjustments for:			
• Taxation	1,983		
• Finance items	748		
• Share of profit after tax of equity accounted units	(431)	(611)[1]	(1,042)
• Impairments	1,175	1,175	-
• Depreciation and amortisation	2,485		
• Provisions (including exchange differences on provisions)	63	29	92
Utilisation of provisions	(492)		(492)
Change in working capital	(927)		(927)
Other items	(116)	192	76
Cash flows from consolidated operations	9,435		
Dividends from EAUs	287		287
Net interest paid	(286)		(286)
Dividends paid to non-controlling interests	(46)		(46)
Tax paid	(2,415)		(2,415)
Net cash generated from operating activities	6,975		
Purchases of PPE			(3,001)
Sales of PPE			8
Lease principal payments			(213)
Free cash flow			3,769

Utilisation of provisions	
Close down and restoration	(333)
Post-retirement benefits and other employee benefits	(115)
Other provisions	(44)
	(492)

Change in working capital	
Inventories	(293)
Trade and other receivables	(6)
Trade and other payables	(628)
	(927)

Other items

	Statutory	Reconciling items	Underlying
Change in non-debt derivatives	(73)	112[2]	39
Depreciation transferred	(88)	88[3]	-
Other items[2,3]	45	(8)	37
	(116)	192	76

[1]Relates to Finance items, tax, depreciation & amortisation of EAUs which is not included in Underlying EBITDA | [2]Relates to exclusions not included in Underlying EBITDA | [3]Part of the reconciling items include depreciation in E&E expenditure and depreciation transferred not recognised in underlying cashflows

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©2023, Rio Tinto, All Rights Reserved 49 Modelling EBITDA Average published price/ exchange rate for HY 2023 US$m impact on full year 2023 underlying EBITDA of a 10% change in prices/exchange rates Aluminium - US$ per tonne 2,329 1,151 Copper - US cents per pound 396 523 Gold - US$ per troy ounce 1,932 59 Iron ore realised price (FOB basis) - US$ per dry metric tonne 107.2 2,786 Australian dollar against the US dollar 0.68 712 Canadian dollar against the US dollar 0.74 369 Oil (Brent) - US per barrel 86 193 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital Underlying EBITDA sensitivity

Income Statement: exclusions

	June 2023			June 2022		
	Per Interim release	Exclusions	Underlying	Per Interim release	Exclusions	Underlying
Consolidated sales revenue	26,667		26,667	29,775		29,775
Net operating costs (excluding items disclosed separately)	(17,535)	(141)	(17,676)	(17,202)	(89)	(17,291)
Impairment reversals/(charges net of reversals)	(1,175)	1,175	-	-		-
Exploration and evaluation expenditure (net of profit relating to interests in undeveloped projects)	(710)		(710)	(367)		(367)
Operating profit	7,247	1,034	8,281	12,206	(89)	12,117
Share of profit after tax of equity accounted units	431		431	468		468
Profit before finance items and taxation	7,678	1,034	8,712	12,674	(89)	12,585
Net exchange gains/(losses) on external and intragroup net (debt)/cash balances	103	(103)	-	387	(387)	-
Net losses on derivatives not qualifying for hedge accounting	32	(32)	-	(205)	205	-
Finance income	245		245	17		17
Finance costs	(536)		(536)	(55)		(55)
Amortisation of discount on provisions	(592)		(592)	(503)		(503)
Finance items	(748)	(135)	(883)	(359)	(182)	(541)
Profit before taxation	6,930	899	7,829	12,315	(271)	12,044
Taxation	(1,983)	(298)	(2,281)	(2,867)	(16)	(2,883)
Profit after tax for the year	4,947	601	5,548	9,448	(287)	9,161
• attributable to owners of Rio Tinto (net earnings)	5,117	603	5,720	8,943	(281)	8,662
• attributable to non-controlling interests	(170)	(2)	(172)	505	(6)	499

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• On 6 March, issued $1.75bn SEC- registered debt securities, extending the corporate bond debt maturity by ~2 years. Issuance consisted of: • $650m 10-year 5.000% coupon maturing in 2033 • $1,100m 30-year 5.125% coupon maturing in 2053 • At 30 June weighted average outstanding debt maturity of corporate bonds ~16 years (~12 years for Group debt) • No corporate bond maturities until 2024 • Liquidity remains strong under stress tests • $7.5bn back-stop Revolving Credit Facility matures in November 2027. It has an additional one-year extension option ©2023, Rio Tinto, All Rights Reserved 51 Debt maturity profile $m 1Based on June 2023 accounting value. The debt maturity profile shows ~$1.2bn of capitalised leases under IFRS 16 0 500 1,000 1,500 2,000 2 0 2 3 2 0 2 4 2 0 2 5 2 0 2 6 2 0 2 7 2 0 2 8 2 0 2 9 2 0 3 0 2 0 3 1 2 0 3 2 2 0 3 3 2 0 3 4 2 0 3 5 2 0 3 6 2 0 3 7 2 0 3 8 2 0 3 9 2 0 4 0 2 0 4 1 2 0 4 2 2 0 4 3 2 0 4 4 2 0 4 5 2 0 4 6 2 0 4 7 2 0 4 8 2 0 4 9 2 0 5 0 2 0 5 1 2 0 5 2 2 0 5 3 External borrowings Leases 30 June 2023 debt maturity profile1

Guidance ©2023, Rio Tinto, All Rights Reserved 52

©2023, Rio Tinto, All Rights Reserved 53 Balancing near-term returns to shareholders Further cash returns to shareholders Compelling growth Debt management Essential capex Integrity, Replacement, Decarbonisation1 Ordinary dividends2 Iterative cycle of3

Group level financial guidance

	2023	2024	2025
Capex			
Total Group	~$7.0bn[1]	Up to 10.0bn	Up to 10.0bn
Group Growth Capex	$1.5bn[2]	Up to $3bn	Up to $3bn
Group Sustaining Capex	~$3.5bn	~$3.5bn	~$3.5bn
Pilbara Sustaining Capex	~$1.5bn[3,4]	~$1.5bn[4,5]	~$1.5bn[4,5]

- Replacement capital of $2-3bn per year

Effective tax rate	~30%		
Returns	Total returns of 40 – 60% of underlying earnings through the cycle		

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[1]Excluding Simandou | [2]We expect our share of investment in Simandou to around $0.5 billion in H2 2023. This guidance assumes all Simandou costs are capitalised in the second half of the year following the signature of agreements between the joint venture parties | [3]Subject to ongoing inflationary pressure | [4]Pilbara sustaining capex included within Group sustaining | [5]Calculated in real terms

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Product group level guidance

	2023 Production Guidance
Pilbara iron ore shipments	320 – 335Mt[1] (100% basis)
Copper	
Mined Copper (consolidated basis)	590 – 640kt[2]
Refined Copper	160 – 190kt
Aluminium	
Bauxite	54 – 57Mt[3]
Alumina	7.4 – 7.7Mt
Aluminium	3.1 – 3.3Mt
Minerals	
TiO_2	1.1 – 1.4Mt[3]
IOC pellets and concentrate[4]	10.0 – 11.0Mt
B_2O_3	~0.5Mt
Diamonds	3.0 – 3.8m carats

	2023 Unit cost guidance[4]
Pilbara Iron ore ($/tonne)	$21.0 – $22.5
Copper C1 (US cents/lb)	180 – 200

[1]In the upper half of the range. Pilbara shipments guidance remains subject to weather, market conditions and management of cultural heritage | [2]Includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida | [3]In the lower end of the range | [4]Iron Ore Company of Canada | [4]FY23 guidance is based on A$:US$ exchange rate of 0.70

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©2023, Rio Tinto, All Rights Reserved 56 Application of the returns policy Capital return considerations Comments Results for HY 2023 • Operating cash flow of $7.0bn • FCF of $3.8bn 1 • Underlying earnings down 34% to $5.7bn Long-term growth prospects • Focused on Oyu Tolgoi • Simandou project progressing • Investing in replacing high quality assets in Pilbara and Kennecott • Ongoing exploration and evaluation programme Balance sheet strength • Strong balance sheet with net debt of $4.4bn 40-60 per cent of underlying earnings through the cycle • Interim pay-out of 50% based on (i) Strong financial performance in 2023 (ii) strong balance sheet (iii) outlook Balanced between growth and shareholder returns • Defined growth pipeline and a strong balance sheet providing capacity for shareholder return • Our priority is to generate long-term value by consistently implementing our strategic objectives through the cycle • We continue to maintain our capital discipline in times of macro-economic challenge and uncertainty • We have made additional returns in times of surplus cash flow and lower capital needs and we will continue to pay attractive dividends to our shareholders in line with our pay-out policy Outlook • China’s economic recovery has fallen short of initial market expectations, as the property market downturn continues to weigh on the economy and consumers remain cautious despite monetary policy easing. Manufacturing data in advanced economies showed a further slowdown and recessionary risks remain 1Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E

Safe Production System and Decarbonisation ©2023, Rio Tinto, All Rights Reserved 57

©2023, Rio Tinto, All Rights Reserved 58 Safe Production System (SPS) Best operator Building a lasting competitive advantage with our people. We want to empower them to safely run assets that are in control, capable and performing better than any of our competitors. Care Courage Curiosity Strong, stable assets Front line customer- focused support Effective, simple processes Great people

Decarbonisation abatement programmes

Programme	Description & key sites	Funding mechanism	Example project - economics
Pacific Operations Repower	Renewables: smelters Boyne | Tomago	• Long-term market contracts • Government partnerships	• Commercial solutions achieved through government partnerships and long-term contracts • Assets will need to remain competitive
Renewables	Solar & wind renewables Pilbara | Weipa QMM | Kennecott | RBM	• Capital - build own operate • Long-term market contracts	• Phase 1 – 230MW solar + 200MWh of on-grid battery storage is value accretive at a carbon price of <$40/t driven by $55m reduction in gas displacement costs at current prices
Diesel	HME & Diesel switching Ph I: Bio-fuels Ph II: Fleet electrification Pilbara | IOC	• Capital • Land acquisitions (non-edible feedstock) • HME	• Bio-fuels: comparable cost to diesel[1] and de-risking of technical risk in fleet electrification • Diesel cost savings post fleet electrification
Alumina process heat	Electrification of boilers Process & energy efficiency H_2 calcination – replacement Vaudreuil | QAL | Yarwun	• R&D • Capital	• QAL double digestion is value accretive at zero carbon price driven by reducing bauxite, raw material and energy costs • A subset of projects are value accretive at a carbon price of $50/t to $100/t
Mineral processing	New technologies Electrification of boilers IOC | RTIT | Borates	• R&D • Capital • Government / industry partnerships	• IOC steam plant fuel reduction - 40MW electric boiler conversion is value accretive at a zero carbon price • The electrification of the boilers will require new commercial renewable energy contracts as well as capital
Aluminium anodes	ELYSIS™ technology All smelters	• R&D • Capital	• Commercial scale technology from 2024 • Value generation through scale-up later
Nature-based Solutions	High quality offsets 8 large scale sites	• Capital land acquisitions • Operating costs	• Development costs of high-quality projects on or near our assets are currently estimated at $20-50/t CO_2e, the range reflects varying project types and landscapes

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[1]At our Boron site due to Californian subsidies

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Common acronyms

AHS	Automous Haulage System	EC	European Commission	Mtpa	Million tonnes per annum	RTFT	Rio Tinto Fer et Titane
AIFR	All Injury Frequency Rate	EMEA	Europe, Middle East and Africa	MACC	Marginal Abatement Cost Curve	RTIO	Rio Tinto Iron Ore
Al	Aluminium	ESG	Environmental, Social, and Governance	MW	Megawatt	RTX	Rio Tinto Exploration
AL_2O_3	Aluminium oxide	EU	European Union	MWh	Megawatt hour	SPS	Safe Production System
ARDC	Arvida Research and Development Centre	Fe	Iron	NbS	Nature-based Solutions	S&P	Standard & Poor's
ASX	Australian Securities Exchange	FOB	Free On Board	NPV	Net present value	T	Tonne
ATS	Aluminium Technology Solutions	FS	Feasibility Study	O&M	Operation & Maintenance	t/ha	Tonnes per hectare
B_2O_3	Boric oxide	GHG	Greenhouse gas	OT	Oyu Tolgoi	tLS	Tonnes of liquid steel
Bn	Billion	GFC	Global Financial Crisis	Pa	Per annum	tCO_2e	Tonne of carbon dioxide equivalent
BF	Blast furnace	Gt	Giga tonnes	PJ	Petajoule	TiO_2	Titanium dioxide
BOF	Blast Oxygen Furnace	GW	Gigawatt	PPA	Power Purchasing Agreement	tpa	Tonnes per annum
BSL	Boyne Smelter Limited	H_2	Hydrogen	PP&E	Plant. Property & Equipment	TWh	Terawatt hour
CAGR	Compound annual growth rate	HBI	Hot briquetted iron	QAL	Queensland Alumina Limited	UB	Ulaanbaatar
CCGT	Combined Cycle Gas Turbine	HG	High grade ore	QMM	QIT Madagascar Minerals	USD	United States dollar
CCUS	Carbon capture, utilisation and storage	HME	Heavy Mining Equipment	R&D	Research and development	VAP	Value-added product
CCS	Carbon Capture and Storage	IEA	International Energy Agency	RBM	Richards Bay Minerals	WA	Western Australia
CO_2	Carbon dioxide	IOC	Iron Ore Company of Canada	RE	Renewable Energy	WTS	Western Turner Syncline
CO_2e	Carbon dioxide equivalent	IRR	Internal rate of return	RRF	Recovery and Resilience Facility	YoY	Year on Year
Cu	Copper	JV	Joint Venture	ROCE	Return on capital employed	YTD	Year to date
DRI	Direct Reduction Iron	LCE	Lithium Carbonate Equivalent	RT	Rio Tinto		
EAF	Electric Arc Furnace	LCOE	Levelised Cost of Energy	RTE	Round trip efficiency		
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation	M	Millions				
		Mt	Million tonnes				

Definitions

Calculated abatement carbon price	The levelised marginal cost of abatement at a zero carbon price Calculation: Discounted sum of all abatement costs over time at a zero carbon price / Discounted sum of all abated emissions over time Discounted at the hurdle rate RT uses for all investment decisions

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